EXHIBIT 99.5

IMPORTANT INSTRUCTIONS—PLEASE READ

You have been sent this package of materials in connection with a special meeting of the members of Gold Kist Inc. to be held on                     , 2004. At this special meeting, the members of Gold Kist will be asked to consider and vote on a proposal for Gold Kist to approve a plan of conversion, pursuant to which Gold Kist will convert from a cooperative marketing association to a for profit corporation.

In connection with the special meeting:

1. You should read the enclosed disclosure statement-prospectus carefully. It contains important details about the conversion and related transactions.

2. After reading the enclosed disclosure statement-prospectus, if you do not wish to attend the special meeting and vote in person, you should mark the enclosed GOLD ballot with your vote with regard to the plan of conversion and sign and date your ballot.

3. If you want to request that Gold Kist redeem all or a portion of your nonqualified patronage equity for cash prior to the conversion, complete, sign and date the GREEN redemption request form.

4. Complete, sign and date the BLUE taxpayer identification form.

5. Return your ballot, redemption request form and taxpayer identification form to the inspector of elections using the enclosed envelope.

If after reading the enclosed disclosure statement-prospectus, you have questions or require additional information, you should attend one of the division information meetings listed on the schedule enclosed with this package or contact:

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

(770) 393-5359

Attn: A. Wayne Lord, Vice President—Corporate Relations